1901 East Edwardsville Road Wood River, IL 62095

October 21, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561
Attention: Lyn Shenk, Branch Chief

Re:	YTB International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 29, 2011 Form 10-Q for Fiscal Quarter Ended June 30, 2011 Filed August 15, 2011 File No. 000-18412

Dear Mr. Shenk:

On behalf of YTB International, Inc. (the “Company”), we hereby provide the following responses to the comments in the letter to the undersigned, dated September 29, 2011, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2011 (the “Form 10-Q”).  To assist your review, we have retyped the text of the Staff’s comments below.  The numbered paragraphs below set forth the Staff’s comments, together with our responses. Please note that all references to page numbers in the responses refer to the page numbers of the Form 10-K and the Form 10-Q, respectively, as filed with the Commission.

Form 10-K (Fiscal Year Ended December 31, 2010)

Management’s Discussion and Analysis

Item 1. Business, page 4

1.
Comment: We note that your business appears to have a complex organization/operational structure, comprised of several layers of independent contractors who (I) may or may not pay you for the licensing, use, and/or distribution rights to personalized websites and proprietary technology, (II) may or may not receive commissions for the distribution of the personalized websites and proprietary technology and/or (III) may or may not receive commissions for the sale of products and services through the personalized websites. For example, we note the following with regard to your organization, operations, and compensation structure:

•	Independent Marketing Representatives (“Reps”) appear to be paid commissions for sales of “broker licenses;”
•	“Brokers” appear to license (i.e., pay for) your Production Distribution System (“PDS”) for a monthly fee;
•	Brokers appear to give your PDS to “Free Agents” for free;
•	Free Agents appear to earn commissions based on purchases made from their websites, while the Brokers who give sites to Free Agents appear to earn matching commissions on a dollar-for-dollar basis;”
•	“Subscribers” appear to include all parties identified above who have purchased an ITC or PDS or pays a monthly license fee; and
•	“Customers” appear to receive cash back on purchases in the typical range of 3% to 7.5%.

Given (A) the complexity of your organization, operating, and compensation structures and (B) that your business model has undergone several changes recently, we believe that you should expand the disclosure in the “Business” section of your Form 10-K to provide a more detailed description/analysis of each type of independent contractor identified above – including their roles within your organization, the extent to which they are compensated by your company (e.g. through commissions), the extent to which they make payments to your company (e.g., through licensing fees), and their respective commission rates. As part of your response and expanded disclosure, please explain the business purpose of each layer of independent contractors and consider providing an organization chart that illustrates your organization structure and flow of funds.  Please provide your proposed expanded disclosure as part of your response.

Response:  We note your comment and will incorporate the following disclosure into our future filings:

YTB International, Inc., a Delaware corporation (the “Company” or “YTB”), is a leading marketer and provider of internet-based business solutions offering travel-related services, as well as shopping opportunities through almost 700 affiliate stores and 17 featured stores.  We operate through our two wholly-owned subsidiaries and their respective subsidiaries:  ZamZuu, Inc. (formerly, YTB Marketing, Inc. and YourTravelBiz.com, Inc., “ZamZuu”) and YTB Travel Network, Inc. (“YTB Travel”).

The Company’s first business model was an Internet Travel Center (“ITC”) that sold for a one-time set-up fee of $449.95 and a monthly charge of $49.95.  This focused almost exclusively on travel.  In January 2010, the Company’s business model changed to include retail e-commerce with the launch of ZamZuu, which began selling the Product Distribution System (“PDS”).  The PDS had the same $49.95 monthly charge, but the one-time set-up fee was reduced to $249.95.  In August 2010, the Company discontinued PDS sales, eliminated the $249.95 set-up fee and began selling licenses to Brokers (as defined below) for a monthly fee of $49.95.  The licenses permitted Brokers to give what was formerly the PDS to Free Agents(as defined below) for free. In February 2011, the Company instituted a set-up fee of $99.95 for each Broker, and allowed Reps (as defined below) to earn bonuses based on the sale of additional Broker licenses.

ZamZuu

ZamZuu offers e-commerce business solutions via personalized websites and proprietary technology.  ZamZuu conducts business through marketing, training and support of its Rep sales force. The Company utilizes this sales force in order to generate commissions from e-commerce, sell the Company’s products, and obtain additional sales force.  Currently, ZamZuu uses Independent Marketing Representatives (“Reps”) (independent contractors) to sell licenses to use ZamZuu’s personalized websites and proprietary technology to individuals (“Brokers”) who may then give away e-commerce sites for free.  Reps sell the licenses through a direct sales model and are compensated via a direct sales commission structure.  The individuals who receive the free sites (“Free Agents”) earn commissions based on the purchases made on their sites.  At the same time, the Broker that provided the site earns commissions based on purchases made by Free Agents and consumers from the 790 affiliate stores and 22 featured stores.  Brokers match the Free Agent’s commissions dollar-for-dollar.

Collectively, any Rep and Broker who purchased an ITC or PDS or pays a monthly fee for a license will be referred to as a “Subscriber.”

Reps earn commissions through recruitment of Subscribers.  Subscribers earn commissions through sale of product, travel, or e-commerce through their site or through similar activity by a free agent, whom they gave a site to.  Free Agents earn commissions through the sale of product, travel, or e-commerce through a site that was given to them by a Subscriber.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, page 19

2.
Comment: In the first bullet point on page 20, you cite the continuing effects of a sluggish economy as the cause for you to reevaluate your business model. Please explain to us and disclose, as appropriate, the impact of the judgments rendered in the respective California and Illinois attorney general matters on both your business model and operations in general.

Response: As a result of the California attorney general matter, the Company instituted a mandatory 14-day waiting period for new subscribers in the State of California.  The 14-day waiting period allows for an individual in California to have access to the site for 14 days prior to any funds being paid by that individual.  At any time during the 14-day waiting period, the individual can opt to not make the payment, at which point their site would be terminated.  As a result of both the California and Illinois attorney general matters, the Company now provides additional reporting to the attorney generals on a quarterly basis.  The Company has not received any correspondence from either state on this reporting other than acknowledgment of receipt of the required information.  No other changes were required to be made to the business model or operations in general.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 26

3.
Comment: It is unclear to us why your tabular disclosure on page 26 of your Form 10-K suggests that the “number of shares to be issued upon exercise of outstanding options, warrants and rights” was zero as of December 31, 2010, given that there were options outstanding as of such date. In this regard, please revise your tabular disclosure or advise.

Response: As of December 31, 2010, (a) there were 1,630,796 shares exercisable upon the exercise of outstanding options, warrants and rights, (b) those exercisable shares had a weighted average exercise price of $0.65, and (c) 5,953,196 shares remained available for issuance under equity compensation plans (excluding the 1,630,796 shares referenced in (a) above).  In our annual report on Form 10-K for the year ended December 31, 2011, we will include the number of securities to be issued upon exercise of outstanding options, warrants and rights to the table included in Item 12 of such annual report.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

4.
Comment: Please refer to the cash flow statements included in your fiscal year 2010 Form 10-K and in your reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011. You present the cash receipts attributable to the collection of outstanding notes receivables as “cash flows from operating activities.” However, based upon your disclosure in Note 5 to your fiscal year 2010 financial statements and Note 6 to your financial statements for the period ended June 30, 2011, the notes receivables collected during the aforementioned periods appear to have arisen in connection with investing activities (e.g., the disposition of assets and the funding of a third party’s capital expenditures), rather than the operations of your business. As such, it appears appropriate to report cash received from the collection of such receivables as “cash flows from investing activities” in your statements of cash flows. Based upon the observations noted above, please tell us why you believe that your current classification of the collections on notes receivables is appropriate. Alternatively, reclassify such amounts to the investing activities section of your cash flow statement. Please refer to both FASB ASC 230-10-45-12 and the definition of “Investing Activities,” as provided in the glossary to the Accounting Standards Codification, for further guidance.

Response: We have reviewed FASB ASC 230-10-45-12, as well as the definition of “Investing Activities”, as provided in the glossary to the Accounting Standards Codification, and will reclassify this amount in future filings, including in our quarterly report on Form 10-Q for the quarter ended September 30, 2011.

Notes to Consolidated Financial Statements

Note 13 – Stockholders’ Equity, page F-28

5.
Comment: Please expand your disclosure in Note 13 to summarize the pertinent rights and privileges related to your Class A and Class B Common Stock. If each class of common stock has equal rights and privileges, with the exception of the conversion rights attributed to the Class B Common Stock, please specifically disclose such fact. Refer to FASB ASC 505- 10-50-3 for further guidance.

Response: The two classes of our common stock are identical in all respects except as to voting power, as shares of Class A Common Stock are entitled to one-tenth vote per share, and shares of Class B Common Stockare entitled to one vote per share, on all matters submitted to a vote of our stockholders. Shares of Class B Common Stock are converted into shares of Class A Common Stock, on a one-for-one basis, at the option of the holder, and automatically convert into shares of Class A Common Stock, on a one-for-one basis, upon sale or other disposition (with the exception of transfers under certain circumstances.  In future filings, we will expand the disclosure to include the above.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Condensed Consolidated Statements of Operations, page 5

6.
Comment: Please present a separate line for product sales within “net revenues” pursuant to Rule 5- 03(b)1 of Regulation S-X. In connection with this, it would appear meaningful to also present separate line items for monthly fees charged, aggregate commissions earned, and marketing site sales, in order to afford investors a better overall context of your revenues. Please advise.

Response: The Company has reviewed the provisions of Rule 5-03(b)1 of Regulation S-X and believes that separate line item disclosure is not be required in the financial statements of smaller reporting companies.

7.
Comment: We note from disclosure elsewhere in the filing that revenue for training is included in “product sales and commissions.” This training revenue appears to be a service that should be reported as a separate line item pursuant to Rule 5-03(b)1 of Regulation S-X. Please advise.

Response: The Company has reviewed the provisions of Rule 5-03(b)1 and notes that revenue from training was deemed de minimis to the financial statements, as it represented approximately $25 thousand of the $14.3 million in total revenue for the six months ended June 30, 2011. Therefore, we do not believe that separate line item disclosure is required.

Notes to Condensed Consolidated Financial Statements

Note 1 – Organization and Nature of Operations, page 8

8.	Comment: Please tell us and disclose what the set up fee to brokers of $99.95 mentioned in the fourth paragraph represents and describe your accounting for such amount.

Response: The initial $99.95 charge includes $50 as basic setup fee that covers the costs of the setting up a new user in the Company, as well as the standard $49.95 for the first month’s hosting fee.  The $50 setup fee is recorded as revenue, as the setup and related services are provided immediately.  The $49.95 monthly hosting fees are recorded as revenue during the month that the services are provided.  In future filings, we will disclose what the setup fee represents and describe our accounting for such amount.

9.
Comment: Please refer to your disclosure in the first bullet point on page 20 of fiscal year 2010 Form 10-K. We note that Free Agents “earn half of the commission previously received by the PDS, with the other half being earned by the Broker who gave [the PDS] to them.” However, we also note from the MD&A disclosure on pages 24 and 25 of your June 30, 2011 Form 10-Q that while the number of Brokers distributing PDSs declined due to deactivations occurring during the six-month period ended June 30, 2011, the Broker deactivations do not appear to result in corresponding deactivations of Free Agents. In this regard, please tell us whether Free Agents are eligible to continue receiving commissions, if the broker who provided them with their PDS becomes deactivated and is no longer paying a license fee. If so, please also tell us whether the Broker’s portion of the commission fee is also distributed or is retained by the company. In addition, tell us (I) how you define an active Free Agent (e.g., based upon active sales, lack of a deactivation action, etc.) and (II) the circumstances or manner in which a Free Agent becomes deactivated. Lastly, please confirm that the all of the Free Agents disclosed on page 25 of your June 30, 2011 Form 10-Q meet your definition of “active” Free Agents.

Response: A Broker becomes deactivated if they do not pay their monthly $49.95 fee.  If a Broker becomes deactivated, the Free Agents that the Broker signed up do not automatically become deactivated.  The only way that a Free Agent becomes de-activated is if they call the Company and request to be deactivated.  We define an “active” Free Agent as a Free Agent that has elected to sign up as a Free Agent and has not requested that the Company deactivate him or her.  If a Free Agent earns a commission and the Broker who signed up that Free Agent is de-activated, the Free Agent is eligible to receive the Free Agent’s commission and the Company keeps the Broker’s portion of that commission.  All of the Free Agents disclosed on page 25, meet our definition of “active” Free Agents.

Note 3 – Liquidity and Financial Condition, page 9

10.
Comment: You state that based on you current cash flow forecasts of short-term and long-term liquidity needs, you believe that your company’s projected sources of liquidity will be sufficient to meet its projected liquidity needs for the next 12 months. However, we note the following with regard to your liquidity and financial condition:

•	Cash outflows from operating activities for the six-month period ended June 30, 2011 exceeded your reported cash balance as of June 30, 2011;
•	Your current liabilities substantially exceeded your current assets at June 30, 2011;
•	You currently do not have a credit facility that you can draw upon to support your liquidity needs; and
•	For the six-month period ended June 30, 2011, liquidity needs were substantially supported by proceeds generated from the sale of your headquarters property – a nonrecurring source of cash inflow.

Furthermore, you state that if you are unable to raise sufficient additional funds, you will have to develop a plan to extend payables and further reduce overhead until sufficient additional capital is raised. Given the aforementioned observations, please (I) explain to us, in detail, how you have reached the conclusion that your company’s projected sources of liquidity will be sufficient to meet your liquidity needs for the next 12 months and (II) disclose any projected sources of liquidity available to you for purposes of satisfying your liquidity needs in the next 12 months. Alternatively, revise your disclosure, as appropriate.

Response: As of June 30, 2011, the Company concluded that its liquidity will be sufficient to meet its operating needs for at least the next 12 months based on a combination of factors, including several new product offerings, reductions in operating expenses, and the ability to defer cash payment of certain current liabilities.

The Company continually assesses its cash position, through the use of a rolling 12 month forecast.  In the Company’s forecast for the twelve months ending June 30, 2012, the Company was projected to generate Revenue of $ 36,459,627, and EBITDA of $3,465,240.  This EBITDA amount does not take into consideration certain commission payments which are not necessarily payable within 12 months. In addition, the Company’s forecasts included reductions in Operating Expenses, based on certain cost-cutting measures recently undertaken and implemented.

The projected increase in Revenue during the twelve months ending June 30, 2012 was primarily due to an increase in the variety of product and service offerings.  Annually, the Company holds a National Convention, which in the past has proven to provide a significant increase in sales activities.  During the 2011 National Convention, which was held on July 28-30, 2011, many new products were introduced.  One such program was the mentoring program introduced by the Company that has enrolled approximately 2,500 new members as of the date of this letter.  In addition, our new coffee products which were introduced in the second quarter of 2011 have given the Company two revenue streams with favorable margins.

In addition, $1.5 million of our current liabilities as of June 30, 2011 are derived from deferred revenue charges that are of no cash impact to the Company.  Lastly, as of June 30, 2011, the Company had accrued commissions aggregating $697,911 to key individuals in management and Board members which are not necessarily payable within 12 months.

11.
Comment: Please refer to your disclosure regarding the initiatives that you have introduced subsequent to June 30, 2011 to address both the net year-to-date decline in subscribers and broker retention. You state that you have introduced a new “Travel Program” under which website owners earn 60% commission on all travel booked, versus the 50% commission under your previous program. However, based upon your disclosure on page 13 of your fiscal year 2010 Form 10-K, as well as our understanding of your prior compensation model, subscribers previously earned commissions on travel purchased from their ITC, PDS, or personalized websites in the range of 50% to 100% of the commission earned by YTB Travel, rather than a 50% commission on all travel booked. In this regard, please tell us and, if applicable, revise your disclosure to clarify whether the commission paid to website owners under your new Travel Program is (I) 60% of the commission earned by YTB Travel or (II) a 60% commission on the actual travel booked. Also, explain to us (I) what the initial cost of $199.00 for the travel program, as indicated in this bullet point, represents and (II) your accounting for such amount.

Response: Subsequent to June 30, 2011, the Company has made several changes to its business model to address the decline in subscribers, as well as Broker retention.  Under the previous model, individuals could make 50%-100% of the commission earned by YTB Travel Network.  The percentage earned is based on the amount that is earned by YTB Travel Network.  Subscribers would begin earning at the 50% level, and through completing the first level of training (for which individuals paid $149), the individuals could earn at the 60% level.  The individuals could then attain higher percentages based on earnings levels achieved.  Under the current structure, everyone begins earning at the 60% level, and gets the first level of training for free.  Upon completion of the first level of training, the individuals get access to advanced booking tools, previously only open to individuals earning at the 70-80% level.  Additionally, the Company has instituted an E-campus training that allows individuals to get to the 70% commission level, prior to reaching the earnings levels required under previous models.  The initial cost of the $199 covers both the initial set up of the individual’s travel business and the first level of training, for which the Company previously charged $149.  The Company records this revenue immediately, as the Company has no future obligation to the individuals, and the amount is non-refundable.

12.
Comment: Please explain to us and disclose whether the mentoring program indicated in the second bullet is required or voluntary. We believe this will give an indication of the consistency of this revenue source.

Response: The mentoring program indicated in the second bullet point is a voluntary program.  In future filings, we will clarify the nature of this program.

13.
Comment: We note that subsequent to June 30, 2011, you introduced a $3,600 “Guarantee Program.” Based upon your disclosure, you appear to guarantee that participants who are “subscribers” and in your mentoring program will earn $3,600 each month for twelve months, if they follow all of the activities that you stipulate. In this regard, please clarify whether “earn” represents gross income or net compensation, and whether this applies to free agents. Additionally, tell us whether you are obligated to fund any shortfalls in the monthly earnings of eligible subscribers and, if so, whether such shortfalls (I) will be separately measured for each individual month or (II) can be offset by monthly earnings in excess of $3,600 in a prior month. To the extent that your guarantee creates an obligation for your company, explain to us and disclose how you plan to account for the guarantee. As part of your response, also tell us and disclose the (A) number of existing subscribers who are eligible to participate in your Guarantee Program, (B) average monthly “earnings” of those eligible subscribers during the most recent fiscal year, as well as during subsequent six-month period ended June 30, 2011, and (C) number of the eligible subscribers whose average monthly “earnings” were less than $3,600 per month for the most recent fiscal year and the six-month period ended June 30, 2011, as well as the average monthly “earnings” of those subscribers during the aforementioned periods. Please cite any accounting literature that you believe supports your planned accounting treatment for the guarantee program. Lastly, explain to us and in your disclosure how the $10K guarantee program referred to on pages 27 and 29 of your filing relate to the $3,600 guarantee program.

Response: The $3,600 Guarantee program was not initiated by the Company until the third quarterof 2011.  This program is similar, but not related, to our previous $10K guarantee program.  The Company disclosed that it will be implementing this program for informational purposes only.

The Company will fund the shortfalls in the monthly earnings of eligible subscribers.  These shortfalls will be measured separately for each individual month, and can be offset by monthly earnings in excess of $3,600 in a prior month.  All active subscribers are eligible to participate in the Guarantee Program.

At each reporting period the Company creates an estimate of the amount of the obligation that has been created by the Guarantee, based on current history.  The accounting treatment and the amounts recorded will be discussed in the MD&A in future filings.

Note 4 – Sale of Assets, page 9

14.	Comment: We note the following with regard to the sale of your corporate headquarters property (the “Property”) to Wood River Capital, LLC (“WRC”):

•	You have retained a continuing interest in the Property and, therefore, have accounted for the transaction as a sale/leaseback under the financing method;
•
The accounting treatment that you have applied to the sale of the property appears to have resulted in the recognition of a financing obligation that significantly exceeds the mortgage balance that you owed immediately prior to sale transaction;

•
Proceeds that will ultimately be received in connection with the sale of the Property do not appear to be fixed, as the Wood River Note can be redeemed for less than its original principal amount prior to maturity;

•
You appear to have guaranteed the financial obligations of Zeiser and, as such, appear to be subject to increased rent payments under your Wood River Lease if Zeiser defaults on its financial obligations; and

•
The Property can be repurchased by you for (i) $6.6 million within 12 months of the date that the Wood River Note is paid off and (ii) $3.9 million, plus the waiver of WRC’s obligations, prior to repayment or redemption of the Wood River Note.

Given the complexity and entwining relationship of the various terms attributable to your transaction, please provide us with a detailed explanation/analysis of the business purpose and economic substance of the transaction. As part of your response, describe for us the nature of WRC’s primary operations (e.g., a financing firm, real estate investment firm, etc.). In addition, describe for us your initial accounting treatment for this transaction, as well as the expected impact that each of the note redemption and/or asset repurchase scenarios described in Note 4 would have on your future accounting treatment. In this regard, your response should include a description of how each scenario can be expected to impact the amounts reported or expected to be reported on your balance sheet, statements of operations, and statements of cash flows, as applicable. In addition, tell us how each scenario was considered in determining the amount of gain that should be deferred in connection with your sale transaction. Please cite any accounting literature that you believe supports your current and expected future accounting treatment.

Response: The Company previously held its mortgage with Meridian Bank in Alton Illinois.  Upon the closure of this bank, the Company’s mortgage was subsequently purchased by FH Partners.  FH Partners would not extend the note, and thus the note became payable in full.  The Company sought to sell its corporate headquarters in part to obtain the cash needed to repay this mortgage in full, and to enhance its working capital position.

Wood River Capital (“WRC“) is a financing firm.  There were multiple parts of this transaction (e.g. Building sale, assignment of Zeiser Note, assignment of Zeiser lease), which the Company has disclosed in its filings.  The Company did not recognize a deferred gain on the transaction, but rather, recognized a loss on the date of the transaction, which was recorded immediately.

In accordance with ASC 840-40-25, the initial entry that was made by the Company for this transaction was as follows:
-	Debit Cash for funds received by Company
-	Credit Note Receivable for the Zeiser Note balance
-	Debit Deferred Charges to reclassify the Zeiser Note balance
-	Credit Financing Obligation related to WRC
-	Debit Note Receivable for present value of note receivable with WRC
-	Debit Loss (including transaction costs)

If the Note is paid early, the Company would make the following entries:
-	Credit the Note Receivable that was set up for WRC
-	Debit Cash for funds received
-	Debit Loss for amount of discount taken

            If the Note is paid at maturity, the Company would make the following entries:
-	Debit Cash for funds received
-	Credit Note Receivable that was set up for WRC

            If the Company exercises its option to repurchase
-	Credit Cash for funds used
-	Debit Finance obligation set up related to WRC
-	Credit Notes Receivable
-	Debit or Credit Fixed Assets

15.
Comment: You indicate in this note that the Zeiser Note had a principal amount of $550,000 in favor of the company. The balance of this note was $134,000 at December 31, 2010. We understand that this note represented funds loaned by you to Zeiser for a portion of the construction costs for improvements made to the property that you leased to Zeiser. However, we did not see any cash outflows in the investing activities section of your cash flow statement for the six months ended June 30, 2011 that reflected the increase in the note’s principal balance prior to transfer. Please advise.

Response: This was a non-cash activity which has been disclosed in Note 5 to the condensed consolidated financial statements.

16.
Comment: You state that the Wood River Note has a principal amount of $4.3 million and is recorded at its present value of approximately $3.7 million as of June 30, 2011. However, per the disclosure on page 10 of your Form 10-Q, Wood River Capital, LLC (“WRC”) and/or its nominee can repay and/or redeem the Wood River Note without any premium or penalty and free from all obligations under the Wood River Note for a purchase price of (I) $2.7 million at any time during the first 18 months from the date of closing or (II) $3.2 million subsequent to the first 18 months, but before the end of the 36th month from the date of closing. Given that the Wood River Note appears to be redeemable, at WRC’s option, for significantly less than its stated principal amount of $4.3 million (i.e., the amount recorded by you pre-discount) up until the end of its original maturity term of three years, please tell us (I) why you believe it was appropriate to record the note receivable from WRC at more than the $2.7 million unrestricted amount that WRC can pay within the first 18 months of the transaction and (II) how this impacts the overall accounting of the transaction.

Response: The Company is owed an aggregate sum of $4.3 million, which is the stated obligation of WRC.  The Note Receivable was initially recorded its present value of $3.7 million since this was the stated obligation of the note holder as of the date of the transaction.  If the note is repaid at any date prior to maturity, and a discount was applicable, the Company would record the additional discount on the note receivable at that time.  Lastly, the amount of $2.7 million is not considered unrestricted, as the full amount was due to the Company as of the balance sheet date.  If WRC did not take any action through the maturity date, the $4.3 million amount would be due in full.  The discount can not be earned until full payment by WRC is made.  Although WRC has the option to prepay the note prior to the maturity date at a discounted rate, it was not deemed probable at the balance sheet date that the note would be paid prior to maturity.

17.
Comment: We note that the sale of your company’s “Headquarters” property has been accounted for as a sale/leaseback under the financing method. As such, it appears that a significant financing obligation was recorded on your balance sheet in connection with the transaction. However, we note that you did not recognize any interest expense during the three-month period ended June 30, 2011 and recognized only an immaterial amount of interest expense during the six-month period ended June 30, 2011. Given the observations noted above, please tell us (I) how you determined the amount of the financial obligation that should be recorded on your balance sheet and (II) why the recognition of the financing obligation does not appear to have resulted in the recognition of corresponding interest expense.

Response: The amount of the financing obligation was determined using the guidance in ASC 840-40-25, which prescribes that the sales/leaseback transaction was to be recorded under the financing method.  The Company recognized an immaterial amount of interest expense of $580 during the quarter, which was netted against interest income in our condensed consolidated financial statements for the six months ended June 30, 2011.

18.
Comment: Please tell us the amount of the gain that you deferred in connection with the sale of your headquarters property to WRC and the period over which you plan to recognize such gain. In addition, given that the sale transaction included the issuance of a note receivable (i.e., the Wood River Note) for which the amount of subsequent repayment may vary based upon the timing of redemption/repayment, please tell us how the gain was determined/calculated – including the carrying value of your headquarters property immediately prior to being sold. Furthermore, please tell us how you plan to account for any portion of the gain that remains deferred, if (I) you were to exercise your right to repurchase the headquarters property before WRC has repaid or redeemed the Wood River Note and (II) if such right were exercised after the Wood River Note has been repaid or redeemed. Finally, please reconcile the disclosed gain to the apparent loss on the transaction of $1.3 million disclosed in “loss on sale” on page 30.

Response: The Company did not recognize a deferred gain on the transaction, but rather, recognized a loss on the date of the transaction, which was recorded immediately. In future filings, we will include disclosure to clarify this.

Wood River Lease, page 10

19.
Comment: Based upon the disclosure regarding your “properties” on page 9 of your Form 10-K, it appears that your lease of 40,000 square feet may represent a substantial portion (i.e., up to 40%) of the total space available in the property that you sold. If this is so, please tell how/why you were able to sell the property for approximately $7.1 million and lease back a relatively significant portion of the property for an initial monthly rate of $1,385.

Response: The value at which the building was sold was based on an appraisal that the Company obtained that valued the building at approximately $7.1 million.  The $1,385 monthly rate for lease expense only represents the cash portion of the rent expense.  The Company received this reduced rate in lieu of the assignment of the Zeiser Note and the Zeiser Lease that was assigned to Wood River Capital at the time of the sale.  Such amount is being charged to expense over the initial term of the lease.

20.
Comment: We note that although your lease with WRC extends until March 31, 2021, your disclosure only appears to discuss (I) your minimum lease payments for the first three years of the lease and (II) the change in lease payments should you or Zeiser default on your respective obligations to WRC during the initial three years of the lease. In this regard, please expand your disclosure to discuss your minimum lease obligations subsequent to year three of the lease. In addition, given that your aggregate lease payments for the first three years only appear to be approximately $50,000, explain how the total payments attributable to the lease either relate to or reconcile with the financing obligation recorded on your balance sheet in connection with the sale of your headquarters property. Please expand your disclosure further to discuss whether your minimum rent payments are subject to a substantial increase if you or Zeiser violate your payment obligations to WRC subsequent to the first three years of your lease. Futrthermore, please quantify the monthly or annual rent expense that you will be subject to if you or Zeiser violate your payment obligations to WRC, rather than disclosing the rates per square foot that will be incurred in such circumstances. Lastly, if your minimum lease payments are subject to an increase subsequent to the first three years of the lease, please confirm that you are recognizing the total rent expense that will be incurred over the entire lease term on a straight-line basis, or advise.

Response: In future filings, we will revise our disclosure to reflect the monthly or annual rent expense, rather than the rates per square foot subsequent to the first three years of the lease.   Subsequent to the initial three year lease period, the Company agrees to continue leasing 40,000 square feet on a triple net basis for equal monthly installments at the rate of $8.00 per square foot for office space and $4.00 per square foot for unfinished/warehouse space or $20,000 per month, $240,000 annually.  At the commencement of years 4-10 of the Company Lease, the Lessor may elect to increase the annual rent by a percentage not to exceed the percentage increase, if any, in the national Cost of Living Index.  In future filings, the Company will include enhanced disclosure regarding this lease.

The Company’s aggregate lease payments for the initial three years of approximately $50,000 are due to the difference in the Company assigning both the Zeiser Note and Zeiser Lease in conjunction with the Company’s Lease agreement.

If the Company and/or Zeiser violate the payment obligations set forth in the Company Lease, the Company shall be deemed to be in default.  If default is not cured within 5 days, Landlord’s obligation to pay tenant $4,300,000 as evidenced by the Promissory Note also signed on March 28, 2011 in conjunction with the Company Lease; the Note shall be deemed paid in full.

In addition, in the event rental due to Lessor is not paid by the fifth day of any month, a monthly service charge of one and one-half percent (1-1.5%) per month of the overdue rental obligation shall be charged for that and each subsequent month past due.  With respect to any amounts other than the monthly rent, any amount not paid within fifteen (15) days from Lessor’s billing date shall incur a monthly service charge of one and one-half percent (1-1.5%) equivalent to an annual percentage rate of eighteen percent (18%); or the highest rate permitted by law.  Also, as an additional administrative fee, the Company agrees to pay $660.00 for each day of each month of delay if the rent due, additional rent due or any other payment due Lessor is not received by the Company when due.

21.
Comment: Based upon the disclosure in the Form 8-K that you filed on March 24, 2011, it appears that your payment under the Wood River Lease would increase immediately, if WRC elected to prepay or repay its obligations under the Wood River Note. If this is so, please disclose such fact in your periodic reports on Form 10-Q and Form 10-K.

Response: In future filings, we will disclose the fact that the payment under the Wood River Lease would increase immediately, only if WRC elected to prepay or repay its obligations under the Wood River Lease.

Note 5 – Summary of Significant Accounting Policies, page 11

22.	Comment: Refer the third bullet under Note 3 in your March 31, 2011 Form 10-Q. Please tell us and disclose your accounting policy for the discount coupons offered with your ZKits.

Response: The Company recognizes the rebate coupons that are offered in the ZKits as a reduction of revenue as the rebates are received.  The number of rebates that have been received have been immaterial to date.  As the number of rebates increases, the Company will accrue the estimated amount of discount coupons expected to be redeemed.

23.
Comment: Please tell us and disclose your accounting policy regarding any sources of revenues that are subject to refund – for example, the refunds specified in the stipulation of judgment contained in exhibit 10.6 to the March 31, 2011 Form 10-Q.

Response: The refunds referenced in the stipulated judgment were of a different nature, in that the Company was required to pay the State of Illinois $150,000, of which a portion was to cover refunds to individuals.  The Company does not retain rights to any funds that were not used to refund individuals, and thus the Company recorded the entire $150,000 immediately as a legal settlement cost.

24.
Comment: Other than the commission associated with initial set/sign up fees charged prior to August 2010, please clarify for us whether any commission expenses or other costs are deferred and the basis for this.

Response: Outside of the initial sign up fees, the only commissions that are deferred are the travel commission revenues and correlating expense that the Company receives prior to the departure date of the travel taking place.  The Company does not recognize the commission revenue or expense until the departure date has taken place for any travel as that is when the Company has completed the service.

Note 12 – Segment Information, page 17

25.	Comment: With the sale of your Canadian subsidiary disclosed in note 15, please explain how you still have operations in Canada.

Response: The sale of the Canadian subsidiary was only related to the sale of the YTB Travel Network. YTB retained YourTravelBiz.com Canada, ULC, its marketing subsidiary.  YTB will continue to service YTB Travel Network by providing the Subscriber base and customers that will ultimately earn YTB Travel Network the travel commission revenue.  At the same time, YTB relies on YTB Travel Network to be the Company’s supplier for travel commission earnings to its Subscribers.

26.
Comment: With regard to the sale of your Canadian subsidiary, we note that section 2.2 of the “stock purchase agreement” contained in exhibit 10.7 to the March 31, 2011 Form 10-Q contains provisions for periodic consideration that is both receivable by you from the buyer and payable by you to the seller. Please explain to us and disclose the business purpose and economic substance associated with such provisions and your accounting for such. In addition, ensure that amounts payable by you are fully disclosed in your periodic filings.

Response: The business purpose and economic substance of the provision is directly related to the on-going relationship between the two parties, and the continuing cash flow between the two groups. In future filings, the Company will disclose the business purpose and economic substance associated with such provisions, and will fully disclose the amounts payable by the Company.

27.
Comment: You state that “costs specifically identifiable to a particular segment are recorded accordingly.” However, per your MD&A disclosure on pages 28 and 30 of your Form 10-Q, general and administrative expenses attributable to your Marketing segment include freight costs related to the inbound and outbound shipping expenses of Ganovia coffee. Given that the aforementioned freight costs would appear to be identifiable costs of your Product segment, and based on your statement in MD&A that all product revenue is attributable to the Company’s product segment, please confirm that costs that are specifically identifiable to a particular segment are, in fact, allocated to that segment.

Response: We confirm that costs specifically identifiable to a particular segment are, in fact, allocated to that segment.  In future filings, the Company will expand its MD&A disclosure relates to shipping expense.

28.
Comment: Please refer to the disclosure in both Note 12 to your financial statements for the quarterly period ended June 30, 2011 and Note 16 to your financial statements for the fiscal year 2010. We note that your Marketing segment has recognized losses from continuing operations for the six-month period ended June 30, 2011 and the fiscal years ended December 31, 2010 and 2009. We also note from your MD&A disclosure in both your fiscal year 2010 Form 10-K and June 30, 2011 Form 10-Q that your Marketing segment has sustained substantial losses in the number of active subscribers during the aforementioned periods, resulting in a corresponding decline in segment revenue. Furthermore, it appears that the elimination of the one-time set-up fee related to the PDSs has resulted in a further decline in segment revenue. Given the observations noted above, please explain to us, in detail, how you determined that the goodwill assigned to the Marketing segment is not impaired. As part of your response, please tell us the date of your most recent goodwill impairment analysis and provide us with a copy of that analysis.

Response: The Company performed a full goodwill impairment test as of December 31, 2010, using a discounted cash flow analysis which considered the income and market approaches. The Company utilized our current 12 month projection to perform this analysis and concluded that the Company did not have an impairment as of the balance sheet date. Per the analysis, our calculated enterprise value was approximately $24.3 million, which significantly exceeded the carrying value of the division of $300 thousand, by approximately $24 million. At each subsequent balance sheet date, the Company has reviewed the guidance in ASC 350, and determined that there were no new circumstances which would have necessitated an interim review of goodwill.  Our analysis as of December 31, 2010 has been attached, see Exhibit A.

Management’s Discussion and Analysis

Overview, page 21

29.
Comment: You state on page 21 that “ZamZuu e-commerce sites allow Subscribers to shop and earn commissions on purchases made by Free Agents …,” and on page 25 that “The New Agents can shop on the Affiliate Network or on a Featured Store and earn 30% commission.” Please clarify whether subscribers and new agents earn commissions on their own purchases and whether the 30% commission is based on the sales price of the purchase or is the portion of the total commission applicable to the sale that is retained by subscribers and agents. If the latter, please disclose what that applicable commission rate is.

Response: The 30% commission is based on the portion of the total commission applicable.  The Company will clarify this disclose in future filings.

Current Subscriber Activity, page 23

30.	Comment: Please explain to us what the $50.00 processing fee referred to in the first paragraph following the table on page 24 represents and tell us how such amount is accounting for.

Response: Please see the Company’s response to the Staff’s comment #8 above.

Results of Operations
Product sales and commissions, pages 26, 27 and 29

31.	Comment: Please separately disclose the amount for product sales and commissions revenues (i.e., each) and the associated expenses/costs (e.g., cost of goods sold) for each period presented.

Response: We note your comment and will expand the Company’s disclosure in future filingsto separately disclose the amount for product sales and commissions revenues and the associated expenses/costs for each period presented.

General and Administrative, pages 27 and 30

32.
Comment: Your disclosure indicates that in bound freight associated with products sold is classified as general and administrative expense. However, it appears that this freight should be included in the cost of the related inventory sold and classified as cost of goods sold. Please advise.

Response: The inbound freight that is related to products that the Company sells (e.g. coffee) is included in the cost of good sold calculated for that particular inventory.  The Company will expand its disclosure in future filings.

33.	Comment: Please disclose the aggregate amount of freight out (shipping) and handling (if applicable) that is not included in cost of goods sold. Refer to FASB ASC 605-45-50-2 for further guidance.

Response: We note your comment and will expand the Company’s disclosure in future filingsto disclose the aggregate amount of freight out (shipping) and handling (if applicable) that is not included in cost of goods sold.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter.  In accordance with the request stated in your comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (618) 216-4129 or via email at JHemann@ytb.com.

Very truly yours,

By:	/s/ Jeremy Hemann
Jeremy W. Hemann
Chief Financial Officer

cc:  Marcum LLP

Exhibit A

YTB International, Inc. Business Valuation

Marketing Segment				Selected Multiples
	Weight	Indicated Value	Weighted Indicated Value
Income Approach	0.60	22,830,000	13,698,000
Market Approach - Revenue	0.20	31,010,000	6,202,000	1.25 Revenue
Market Approach - EBITDA	0.20	14,745,000	2,949,000	3.72 EBITDA
100% Indicated Business Value			22,849,000
Add: Working Capital Excess / (Shortfall)			(3,363,000)
Add: Short-Term Liabilities			4,820,000
Total Fair Value of Assets			24,306,000
Carrying Value of Assets			296,348

A-1